FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2020

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica – Result of the Tender Offer for Notes	2

TELEFÓNICA, S.A., in compliance with the Securities Market legislation, hereby communicates the following
RELEVANT INFORMATION
Further to the communication made on 27 January 2020, Telefónica Europe B.V. (the "Issuer") announces the final results of the invitations to holders to tender for purchase by the Issuer for cash (each such invitation an "Offer" and together the "Offers") of the following securities:

(i)	GBP 600,000,000 Undated 7 Year Non-Call Deeply Subordinated Guaranteed Fixed Rate Reset Securities (the "GBP Securities"),

(ii)	EUR 625,000,000 Undated 8 Year Non-Call Deeply Subordinated Guaranteed Fixed Rate Reset Securities (the "EUR Securities"),
(each a "Series" and together the "Securities") irrevocably guaranteed by Telefónica, S.A. (the "Guarantor").
The Offers were made on the terms and subject to the conditions contained in the tender offer memorandum dated 27 January 2020 (the "Tender Offer Memorandum") and are subject to the offer restrictions more fully described in the Tender Offer Memorandum.
The Issuer will (subject to satisfaction or waiver of the New Financing Condition described in the above mentioned regulatory announcement communication) accept all validly tendered Securities pursuant to the Offers for purchase in cash in an aggregate principal amount of GBP 128,200,000 of the GBP Securities and EUR 232,000,000 of the EUR Securities.
The final results of the Offers are as follow:

Description of Securities	First Reset Date	Aggregate Principal Amount Outstanding	Purchase Price	Aggregate Principal Amount of Securities of each Series accepted for purchase
GBP 600,000,000 Undated 7 Year Non-Call Deeply Subordinated Guaranteed Fixed Rate Reset Securities (the "GBP Securities") Current Coupon: 6.75%	26/11/2020	GBP 171,500,000 (28.58% of the original nominal)	GBP 104,571 per GBP 100,000	GBP 128,200,000
EUR 625,000,000 Undated 8 Year Non-Call Deeply Subordinated Guaranteed Fixed Rate Reset Securities (the "EUR Securities") Current Coupon: 7.625%	18/9/2021	EUR 292,700,000 (46.83% of the original nominal)	EUR 112,313 per EUR 100,000	EUR 232,000,000
The Offers remain subject to the conditions and restrictions set out in the Tender Offer Memorandum.
Whether the Issuer will purchase any Securities validly tendered in the Offers is subject, without limitation, to the satisfaction of the New Financing Condition. Subject to the satisfaction (or waiver) of the New Financing Condition, the expected settlement date of the Offers is 6 February 2020.
All Securities repurchased pursuant to the Offers will be cancelled.
Following the settlement of the Offers and subsequent cancellation of the repurchased Securities, more than 80 per cent. of the original aggregate principal amount of each of the GBP Securities and the EUR Securities will have been purchased and cancelled by the Issuer. Pursuant to the terms and conditions of each of the GBP Securities and the EUR Securities, the Issuer will therefore have the option to redeem (after providing the required notice) all of the remaining outstanding GBP Securities and EUR Securities (each Series in whole but not in part) at their principal amount plus any interest accrued to, but excluding, the relevant day on which the GBP Securities and EUR Securities become due for early redemption in accordance with the Conditions and any Arrears of Interest (as defined in the Conditions).
The Issuer intends to exercise this option following the settlement of the Offers.
Madrid, 4 February 2020.

None of the Offers, the Tender Offer Memorandum or this announcement constitute an offer of securities to the public under Regulation (EU) 2017/1129 of the European Parliament and of the Council or a tender offer in Spain under restated text of the Spanish Securities Market Act approved by Royal Legislative Decree 4/2015, of 23 October and under Royal Decree 1066/2007, of 27 July, all of them as amended, and any regulation issued thereunder. Accordingly, neither the Tender Offer Memorandum nor this announcement has been and will not be submitted for approval nor approved by the Spanish Securities Market Regulator (Comisión Nacional del Mercado de Valores).
Not for distribution in or into or to any person located or resident in the United States, its territories and possessions (including Puerto Rico, the U.S. Virgin Islands, Guam, American Samoa, Wake Island and the Northern Mariana Islands, any state of the United States and the District of Columbia) (the "United States") or to any U.S. person or into any other jurisdiction where it is unlawful to distribute this announcement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	February 4, 2020	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors

Gran Vía, 28 - 9ª Planta - 28013 Madrid